EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hooker Furniture Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-128942) on Form S-8 of Hooker Furniture Corporation and subsidiaries of our reports dated April 13, 2010, with respect to the consolidated balance sheets of Hooker Furniture Corporation as of January 31, 2010 and February 1, 2009, and the related consolidated statements of operations, cash flows and shareholders’ equity and comprehensive income for each of the years in the three-year period ended January 31, 2010, and the effectiveness of internal control over financial reporting as of January 31, 2010 which reports appear in the January 31, 2010 annual report on Form 10-K of Hooker Furniture Corporation .

/s/ KPMG LLP

Charlotte, North Carolina

April 13, 2010